Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES June 28, 2010 Ref: 15-2010

Rare Element Makes Progress with Government Affairs Program

VANCOUVER, BC – Rare Element Resources Ltd. (TSX-V: RES) ( “Rare Element” or the “Company”) is pleased to provide an update covering recent accomplishments of the Company’s government and public relations program that was announced on April 27, 2010.  According to George Byers, who directs this program for Rare Element, “Our objective is to educate and provide continual progress updates to the business and political leadership of Wyoming.  Rare Element believes that a positive working relationship based on trust can best be developed by listening to and understanding community concerns as we provide accurate and timely information to community and state leaders. These lines of communication will produce valuable feedback to guide Rare Element and expedite the Company’s work to permit and operate these important projects."

Rare Element has instituted a series of informational meetings and presentations, including a meeting with Wyoming Governor Freudenthal on May 20.  Additional meetings were held with the Director of Wyoming’s Department of Environmental Quality, and with the state directors and key local representatives of US Senators Michael Enzi and John Barrasso and Congressman Cynthia Lummis, all from Wyoming. A meeting was also held with Congressman Michael Coffman of Colorado, who has introduced into the House of Representatives two pieces of legislation that support the redevelopment of a U.S. rare-earths industry. The Company has made informational presentations to the Wyoming Geological Association on May 21, to Crook County government leadership including the mayors of Sundance, Hulett, and Moorcroft, the chairman of the Crook County Commission, an Area State Representative, and representatives of the U.S. Forest Service on June 15.

Wyoming State Senator Jim Anderson of Glenrock, who recently visited China and is keenly aware of America’s critical need to develop a domestic source of rare earth elements for defense, clean energy, and technology applications, said, “The Bear Lodge Project has become one of my top three important projects statewide. Its success will help America strike a blow for independence in rare earth element production and benefit Wyoming immensely in many ways.”

Rare Element has also made presentations to other key members of Crook County’s leadership, key members of Wyoming’s Legislature, the Wyoming Mining Association, and the Northeast Wyoming Economic Development Coalition (NEWEDC).  Linda Harris, the Executive Director of NEWEDC in Gillette, believes the “Bear Lodge Project will actually enhance Sundance by providing a long-term source of skilled, high tech, safe and long-time sustaining jobs.  Wyoming has so many unique attributes like Devil’s Tower, Yellowstone, the world’s largest coal deposits – now we have a new jewel in Crook County. Bear Lodge is very exciting for Crook County’s future and what it will give back to the communities there and to America.”

”We are highly encouraged with the progress of this government relations program and the important guidance it has already produced for us," stated Dr. Don Ranta, President of Rare Element.  "With our growing resource base, the planned completion of a scoping study later this summer, and the excellent human and physical infrastructure available to us in northeast Wyoming, our confidence in the ultimate success of the Bear Lodge Project continues to grow.”

Rare Element Resources Ltd (TSX-V:RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth markets are growing rapidly, and are projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com.

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Company management, which takes full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.